Exhibit 99.2

PACIFIC DRILLING S.A.
ANNUAL GENERAL MEETING FOR HOLDERS AS OF 4/6/18
TO BE HELD ON 5/22/18

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E47652-P06636

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Notice and Proxy/Financial Statement

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Exhibit 99.2

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Annual General Meeting 22 May 2018

The undersigned hereby authorise(s) and appoints any director, the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company or any employee of Centralis S.A. (Luxembourg) or any lawyer of Wildgen, Partners in Law, each acting under his/her sole signature, to represent the undersigned at the Annual General Meeting of Shareholders of the Company to be held at 8-10 Avenue de la Gare, L-1610 Luxembourg on 22 May 2018 at 10:00 a.m. (Central European time) or any adjournment thereof, for the purposes set forth below and in the Notice of Annual General Meeting issued by the Company on or around 2 May 2018 and to vote on the items set forth below in accordance with the instructions set out below taking into account the Company Proposals.

Please mark your votes as in this example.

Item	Resolutions	For	Against	Abstain
1.

Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts).

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements).

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2017 to 31 December 2017.
4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2017 to 31 December 2017.
5.

Acknowledgement of the resignation of Mr. Ron Moskovitz with effect on June 2, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to June 2, 2017.

6.

Acknowledgement of the resignation of Mr. Christian J. Beckett with effect on August 1, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 1, 2017.

7.

Acknowledgement of the resignation of Mr. Paul Wolff with effect on August 31, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 31, 2017.

8.

Re-appointment of the following members of the Board of Directors for a term ending at the annual general meeting of the Company to be held in 2019 approving the annual accounts for the year ending 2018:

8.1	Jeremy Asher
8.2	Antoine Bonnier
8.3	Laurence N. Charney
8.4	Cyril Ducau
8.5	N. Scott Fine
8.6	Sami Iskander
8.7	Matthew Samuels
8.8	Robert A. Schwed
9.	Approval of compensation of the members of the Board for 2018.
10.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2019.

Signature(s)_________________________________Date:

Note:Please sign exactly as name appears above, joint owners should each sign.  When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters:_____________________________________________________